Deutsche Investment Management Americas Inc.

One International Place

Boston, MA 02110

 January 31, 2018

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn.: Ms. Kimberly Browning

Re:	Post-Effective Amendment No. 155 to the Registration Statement on Form N-1A of Deutsche Global/International Fund, Inc. (the “Registrant”) (Reg. Nos. 033-05724; 811-04670) with respect to Deutsche Emerging Markets Fixed Income Fund and Deutsche High Conviction Global Bond Fund (each a “Fund”), each a series of the Registrant

Dear Ms. Browning

This letter is being submitted on behalf of the Funds in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) received via telephone call on January 22, 2018 with regard to the above-captioned Post-Effective Amendment, which Amendment was filed on behalf of the Funds with the SEC on November 30, 2017 and has an effective date of February 1, 2018.

The comments of the SEC staff are restated below followed by the Registrant’s responses. Immediately below are comments specific to the Deutsche Emerging Markets Fixed Income Fund, as well as comments applicable to both series referenced above. Comments specific to the Deutsche High Conviction Global Bond Fund are set forth in a subsequent section.

1.	Comment: The Staff notes that certain information was not included in the filing. Please provide the Staff with the completed disclosure regarding Fund expenses and performance prior to the effective date of the Registration Statement. The Staff requests such information sufficiently in advance (preferably at least one week before) of the effective date of the Registration Statement to permit review and additional comments, if needed.

Response: Fund expense and performance information is included in the Registration Statement filed today with the SEC. In addition, the same information was sent, via e-mail, on January 26, 2018.

2.	Comment: To the extent that fund names or investment strategies have changed, please supplementally inform the Staff whether shareholder approval for such changes was required, and describe how and when shareholders were informed of such changes.

Response: With respect to the Fund name change and investment strategy change for Deutsche Emerging Markets Fixed Income Fund (formerly Deutsche Enhanced Emerging Markets Fixed Income Fund), shareholder approval was not required for such changes.  Shareholders were informed of these changes via a Prospectus Supplement filed with the SEC on July 25, 2017.  This supplement was also mailed to existing shareholders.  Additionally, an information statement was filed on December 19, 2017 with the SEC and made available on the internet in accordance with the conditions of the Fund’s manager-of-managers exemptive order.

With respect to the Fund name change and investment strategy change for Deutsche High Conviction Global Bond Fund (formerly Deutsche Enhanced Global Bond Fund), shareholder approval was not required for such changes.  Shareholders were informed of these changes via a Prospectus Supplement filed with the SEC on September 26, 2017.  This supplement was also mailed to existing shareholders. Additionally, an information statement will be filed with the SEC and made available on the internet in accordance with the conditions of the Fund’s manager-of-managers exemptive order.

3. Comment: Please note that to the extent that the Fund engages in short sales or borrowing, the costs associated with these investment techniques should be reflected in the expense table as “Other expenses.”

Response: In the event the Fund engages in short sales or borrowing, the expenses associated with such activities would appear in the expense table as line items beneath “Other expenses” in accordance with the requirements of Form N-1A.

4.	Comment: The expense table for the Fund includes a footnote for Class T indicating “‘Other expenses’ for Class T are based on estimated amounts for the current fiscal year.” While Class T is a new class of shares, the Fund is not new and expenses should, therefore, be based on the Fund’s actual expenses. Please explain why the use of estimated expenses for Class T is appropriate, or revise the expense table to reflect actual expenses.

Response: Because the Fund’s Class T shares are newly launched and do not have any actual historical class-level expenses, the Fund believes, consistent with Instruction 6(a) to Item 3 of Form N-1A, that it is appropriate to estimate other expenses that would be specific to Class T.

5.	Comment: Please explain why the disclosure regarding the Advisor’s fee waiver is not contained in a footnote to a line item of the expense table rather than in the body of the Fees and Expenses section. Also please confirm whether any recoupment privileges exist with respect to the fee waivers.

Response: We note that the fee waiver information is included in a paragraph that follows the expense table (rather than in a footnote to the table) in response to a prior comment received from the Staff. In that prior comment, the Staff noted that Instruction 3(e) to Item 3 of Form N-1A does not instruct that the disclosure about a fee waiver be included in a footnote, whereas other instructions to Item 3 do specifically instruct disclosure of certain information through footnotes. In light of the Staff’s prior comment, we respectfully decline to change the current presentation of this information at this time (though we reserve the right to make the requested change at a future date) and the Fund believes that the current presentation is not misleading or confusing. In addition, the Fund’s expense waiver/reimbursement arrangements do not provide for the recoupment of fees.

6.	Comment: Please clarify to the Staff (and in prospectus disclosure, if appropriate) why the prospectus includes two expense examples given that the Fund does not impose a redemption fee.

Response: While the Fund does not impose a redemption fee, there is a deferred sales charge on Class C shares. The effect of the deferred sales charge is reflected in the first expense example table.

7.	Comment: In the Summary section of the Fund’s prospectus, please note that the principal investments and the principal risks should generally correlate.

Response: As a general approach on risk disclosure, we attempt to identify those risks that may be present within the range of investment activity that might be expected for the Fund. For example, credit risk and interest rate risk are typically inherent in any debt investment. While the Fund believes that its approach to disclosure is appropriate and that the principal investment strategies and principal risks disclosed in the prospectus are appropriate in light of the Fund’s circumstances, we will consider possible revisions to be made in future filings.

8.	Comment: Please explain how the heading “Main investments” under “Principal Investment Strategies” is permitted under Form N-1A (refer to General Instruction C(3)(b)).

Response: The Fund believes that the headings that appear under “Principal Investment Strategy” in the prospectus are appropriate and are not impermissible under Form N-1A. While General Instruction C(3)(b) to Form N-1A does indicate that “Items 2 through 8 may not include disclosure other than that required or permitted by those items,” General Instruction C(1)(a) notes that “A Fund’s prospectus should clearly disclose the fundamental characteristics and investment risks of the Fund, using concise, straightforward, and easy to understand language.” General Instruction C(1)(d) also indicates that requirements for prospectus disclosure “will be administered by the Commission in a way that will allow variance in disclosure or presentation if appropriate for the circumstances involved while remaining consistent with the objectives of Form N-1A.” The Fund believes that the inclusion of headings such as “Main investments” and “Management process” assists the reader in understanding the relatively lengthy discussion of investment strategies and is helpful in locating specific sub-sets of information a reader may be in search of and that, therefore, such headings are consistent with the objectives of Form N-1A.

9.	Comment: The Fund’s principal investment strategy discloses that it invests mainly in certain types of securities. Note that “mainly” is not a term used in From N-1A. Please consider instead using the term “principally.”

Response: While Form N-1A does not specifically use the term “mainly” in describing the disclosure to be included in the discussion of a fund’s principal investment strategies, the Fund believes the word is not misleading and may be a more commonly understood term than “principal” to an average reader.

10. Comment: Please explain what is included in the Fund’s 80% “fixed income” basket? List the entities that rate the securities purchased by the Fund. If unrated, indicate how credit quality will be assessed. With respect to junk bonds and debt securities in default, include specific types of instruments and characteristics.

Response: Under normal circumstances, the Fund invests primarily in high yield bonds (also known as “junk bonds”) and other debt securities identified by the Fund as appropriate. Investments may be of varying seniority in the capital structure such as senior unsecured, senior secured or subordinated rank, and generally include those issued by governments, government agencies, supra-nationals and corporations in emerging market countries.  These securities may be denominated in U.S. dollars or other hard currencies such as the euro, or they may be denominated in the local currencies of emerging market countries. The Fund may invest in securities rated by a nationally recognized statistical rating organization, i.e., Moody’s Investor Services, Inc., Fitch Investors Services, Inc., and Standard and Poor’s Ratings Group. If the security is unrated, then the Fund will assess its credit quality based on credit analysis input by the research analysts and any relevant top-down analysis. Disclosure regarding the rating agencies the Fund uses and the process used to determine credit quality of unrated securities can be found in the Fund’s prospectus (under the heading “Other Policies and Risks”) and in the Fund’s SAI (under the heading “Ratings of Investments”). With respect to junk bonds and debt securities in default, the risk characteristics of such investments are described in the Credit Risk and High-Yield Debt Securities Risk sections in the prospectus.

11. Comment: Please note that the Staff objects to the use of “open-ended” terms such as the statements that (i) the Fund will invest in high yield bonds “and other debt securities,” and (ii) the Fund considers “emerging markets to include but not be limited to…” The prospectus should include discussion of all principal investments. Please confirm that all principal investment strategies of the Fund have been included in the disclosure.

Response: All principal investment strategies have been included in the prospectus disclosure. However, in responding to market changes the portfolio managers may utilize other, less frequently used investment techniques. Such non-principal techniques are discussed in the Fund’s SAI. By including a phrase such as “but not be limited to,” the Fund alerts readers to the fact that there may be occasions where the non-principal investment strategies could be used.

12. Comment: The Principal Investment Strategy section includes the following statement: “The fund invests at least 50% of its total assets in U.S. dollar-denominated securities.” Please explain how this is consistent with the strategy of an emerging markets fund? If this is not a fundamental policy, consider re-phrasing to state that the Fund “may, but is not obligated to,” have at least 50% in U.S. dollar-denominated securities.

Response: Many emerging markets debt securities are traded in U.S. dollars rather than in the local currency of the country in which the issuer is organized or operates. Investing in U.S. dollar-denominated securities allows for exposure to the emerging markets issuer while not taking on the fluctuation in foreign exchange values relating to a debt issue denominated in local currency. We believe the use of dollar-denominated securities is consistent with the Fund’s objectives.

13. Comment: Please explain the Fund’s selling strategy (i.e., how the Advisor determines what to sell from the portfolio).

Response: Portfolio management will typically sell a security if the assessment of risk/reward may not be interesting or compelling in the context of the strategy targets and the investment universe. Investment holdings are continually discussed and evaluated in light of analyst recommendations and the views of the portfolio management team. Clarifying disclosure has been added to the Fund’s prospectus under “Management Process.”

14. Comment: With respect to prospectus disclosure regarding derivatives, please consider the observations contained in the Barry Miller letter of July 30, 2010 and revise the disclosure as needed. Please clarify how specific derivatives will be used by the Fund. If the potential usage is speculative, please state that and include discussion of the attendant risks. The current disclosure regarding derivatives includes open-ended language that the Staff objects to (“The fund may also use other types of derivatives”). In addition, the disclosure indicates that derivatives may be used “to keep cash on hand to meet shareholder redemptions.” Please consider whether this is a principal investment strategy of the Fund or whether this disclosure should be re-located.

Response: The Fund believes that its disclosure regarding the use of derivatives is appropriate in light of the Fund’s circumstances. The Fund will continue to evaluate the content and placement of the disclosure language.

15. Comment: With respect to securities lending practices, consider expanding the risk disclosure to include disclosure that any costs incurred in the securities lending process are not reflected in the expense table. In addition, please consider adding additional disclosure regarding any conflicts of interest inherent in the Fund’s securities lending practice, disclosure of how fees are split and a clear statement that the Fund bears the risk of loss of securities that are loaned.

Response: The Fund believes its risk disclosures contained in the Fund’s prospectus and SAI regarding securities lending are appropriate in light of the Fund’s circumstances.

16. Comment: Appendix B to the Fund’s prospectus includes disclosure that implies the Fund is not responsible for disclosing relevant variations in its disclosure documents. (See, for example, the second sentence in the first paragraph: “Intermediaries may have different policies and procedures regarding the availability of front-end sales load waivers or contingent (back-end) sales load (“CDSC”) waivers;” and the first sentence in the second paragraph: “The financial intermediary sales charge waivers, discounts, policies or procedures disclosed in this Appendix may vary from those disclosed elsewhere in the fund’s prospectus or SAI and are subject to change.” Please note that the Fund may not disclaim responsibility for providing appropriate disclosure regarding sales charges waivers.

Response: We note that Appendix B was selectively reviewed by the Staff in February 2017. At that time, certain modifications were made to Appendix B to address the Staff’s comments. With respect to the sentence: “The financial intermediary sales charge waivers, discounts, policies or procedures disclosed in this Appendix may vary from those disclosed elsewhere in the fund’s prospectus or SAI and are subject to change,” the Staff asked us to consider whether such sentence required further revision. We responded that we had evaluated said sentence in light of the Staff’s comments and believed it required no further revision. Accordingly, given the foregoing, we respectfully decline to make additional changes to Appendix B at this time. We will, however, consider the Staff’s comments regarding Appendix B in connection with future filings.

17.	Comment: To the extent that the Fund invests in other funds (including ETFs), does the Fund look at the holdings of underlying funds in assessing the Fund’s compliance with its concentration policies?

Response: In determining compliance with its concentration policy, the Fund considers the concentration policies of underlying funds, but does not look through to all securities held in underlying funds. The Fund will consider whether additional disclosure describing how the Fund calculates compliance with the concentration policy should be added to the SAI in future Registration Statement updates.

18. Comment: In Appendix II-G to the SAI, in the disclosure regarding credit default swaps under the heading “Derivatives,” please clarify what is meant by the following: “If an event of default occurs, the seller typically pays the buyer the full notional value, or “par value,” (or other agreed upon value) of the reference obligation in exchange for the reference obligation upon settlement.”

Response: The disclosure has been revised to provide clarification.

The comments below relate to those that are specific to the Deutsche High Conviction Global Bond Fund:

1. Comment: The Staff has reviewed a holdings report for the Fund as of November 30, 2017 which discloses that 13% of the Fund was invested in U.S. Treasury securities as of that date. Please indicate whether investment in U.S. Treasury securities is a principal investment strategy of the Fund. If it is a principal investment consider whether this should be disclosed.

Response: The Fund’s benchmark is the Bloomberg Barclays Global Aggregate Bond Index (the “Index”). As of November 30, 2017 the Index had an allocation of approximately 15% to U.S. Treasury securities. As such, the 13% investment to a U.S. Treasury note is consistent with that of the benchmark Index. The Fund’s prospectus includes disclosure that the Fund may invest in U.S. government bonds as a component of its global bond market investments.

2. Comment: Regarding the use of the term “Global” in the name of the Fund, please describe how investments are dispersed economically to countries around the world. What test does this Fund use for “global” investment?

Response: The Fund has the following policies included under its Principal Investment Strategy section of its statutory prospectus: “Under normal circumstances, the fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in bonds of issuers from around the world, including the United States.” The Principal Investment Strategy section of the prospectus further states that “The fund will normally have investment exposure to foreign securities, foreign currencies and other foreign investments equal to at least 40% of the fund’s assets” and that the Fund is typically invested in at least three different countries.

3. Comment: Regarding the term “High Conviction” in the name of the Fund, please explain what that term is intended to mean. Describe how the Fund invests in a “high conviction” manner in seeking to achieve the Fund’s investment objectives.

Response: The Fund was renamed Deutsche High Conviction Global Bond Fund from Deutsche Enhanced Global Bond Fund. The underlying management process did not change, but rather the Fund believed that the name better reflected the management process that had already been in place, specifically of taking above-average positions relative to the benchmark in those holdings in which the portfolio management team has a high level of confidence or conviction.

4.	Comment: Under Management Process, it is stated that “Portfolio Manager may also adjust the duration (a measure of sensitivity to interest rate movements) of the fund’s portfolio, depending on its outlook for interest rates.” Please explain the Fund’s policy on duration measurement. Are there limits regarding duration and/or maturity?

Response: The portfolio management team monitors the duration of the Fund’s portfolio on an active basis and adjusts the Fund’s portfolio duration based on the outlook for interest rates generated by the Advisor’s global research platform and the Fund’s investment process and risk management process.  While there are no explicit limits with respect to the Fund’s duration profile, portfolio duration adjustments are implemented within the context of the risk budget for the overall portfolio relative to that of the portfolio’s benchmark.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-1004.

Sincerely yours,

/s/ Andrew Hone

Andrew Hone

Vice President & Counsel

cc: John Marten, Vedder Price P.C.